UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

Information Statement pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Check the appropriate box:
☒ Preliminary Information Statement
☐ Confidential, for use of the Commission only (as permitted by Rule 14c-5(d)(2))
☐ Definitive Information Statement

BLINK LOGIC INC.

(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

(4) Proposed maximum aggregate value of securities:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing party:

(4) Date filed:

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

BLINK LOGIC INC.
750 Lindaro Street, Suite 350
San Rafael, CA 94901

Important Notice Regarding the Availability of Proxy Materials

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement including the required Financial and Other Information are available at
http://_____

Notice is hereby given that, pursuant to action taken by the written consent of the stockholders holding a majority of the shares of the common stock of Blink Logic Inc. (the "Company"), the Company intends to take certain action as more particularly described in its Information Statement filed with the Securities and Exchange Commission on July _, 2009, and available on the Internet at *http:/_____*

The action conforms with Regulation 14c-2(b) of the Securities Exchange Act of 1934, as amended, and will be effected on or after September__, 2009, which is 40 calendar days after the date that this Notice was first mailed to shareholders.

The following materials are available at the website shown above.

Annual Report on Form 10-K for the year ended December 31, 2008.
Amendment to Annual Report on Form 10-K/A for the year ended December 31, 2008
Quarterly Report on Form 10-Q for the period ended March 31, 2009.

BLINK LOGIC INC.
750 Lindaro Street, Suite 350
San Rafael, CA 94901

NOTICE OF ACTION BY
WRITTEN CONSENT OF STOCKHOLDERS

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

To our Stockholders:

This Information Statement is furnished by the Board of Directors of Blink Logic Inc., a Nevada corporation (the "Company"), to holders of record of the Company's common stock, $0.001 par value per share, at the close of business on *, 2009, pursuant to Rule 14c-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The purpose of this Information Statement is to inform the Company's stockholders of action taken by the written consent of the holders of a majority of the Company's voting stock, dated as of July 7, 2009. This Information Statement shall be considered the notice required under the Nevada Revised Statutes.

The action taken by the Company's stockholders will not become effective until at least 40 days after the date of this Information Statement.

THIS IS NOT A NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS AND NO STOCKHOLDER MEETING WILL BE HELD TO CONSIDER ANY MATTER WHICH WILL BE DESCRIBED HEREIN.

San Rafael, CA
Date: *, 2009

> **By order of the Board of Directors:**
>
> /s/Edward Munden
> Chairman

BLINK LOGIC INC.
750 Lindaro Street, Suite 350
San Rafael, CA 94901

INFORMATION STATEMENT

Introductory Statement

NOTICE OF ACTION TO BE TAKEN PURSUANT TO THE WRITTEN CONSENT OF MAJORITY STOCKHOLDERS IN LIEU OF A SPECIAL MEETING OF THE STOCKHOLDERS, DATED JULY 7, 2009

Blink Logic Inc. (the "Company") is a Nevada corporation with its principal executive offices located at 750 Lindaro Street, Suite 350, San Rafael, California 94901. The Company's telephone number is (415) 721-0452. This Information Statement is being sent to the Company's stockholders by the Board of Directors to notify them about action that the holders of a majority of the Company's outstanding voting capital stock have taken by written consent, in lieu of a special meeting of the stockholders. The action was taken on July 7, 2009, and will not become effective until at least 40 days after the mailing of this Information Statement.

Copies of this Information Statement are being mailed on or before *, 2009 to the holders of record on *, 2009 ("Record Date") of the outstanding shares of the Company's common stock.

General Information

The following action will be taken pursuant to the written consent of a majority of the holders of the Company's voting capital stock, on July 7, 2009, in lieu of a special meeting of the stockholders:

1.   The filing of an amendment to the Company's Articles of Incorporation to increase the Company's authorized shares of common stock from 42,857,143 shares, par value $0.001 to 5,000,000,000 shares, par value $0.001;

Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, as amended, the action will not be adopted until a date at least 40 days after the date of this Information Statement. The Company anticipates that the actions contemplated herein will be effected on or about the close of business on *, 2009.

The Company has asked brokers and other custodians, nominees and fiduciaries to forward this Information Statement to the beneficial owners of the Common Stock held of record by such persons and will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company's authorized capital consists of 42,857,143 shares of common stock, par value $0.001 per share. As of July 7, 2009, there were 10,451,154 shares of common stock outstanding.

Holders of the Company's common stock are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. The common stock does not have cumulative voting rights.

Because stockholders holding at least a majority of the voting rights of all outstanding shares of capital stock have voted in favor of the foregoing proposals by resolution dated July 7, 2009; and having sufficient voting power to approve such proposals through their ownership of capital stock, no other stockholder consents will be solicited in connection with this Information Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of July 7, 2009. The information in this table provides the ownership information for: each person known by us to be the beneficial owner of more than 5% of our common stock; each of our directors; each of our executive officers; and our executive officers and directors as a group.

Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned (1)	Percentage of Common Stock
Edward Munden 30 Metcalfe Street, Suite 620 Ottawa, Ontario, K1P 5L4	547,488 (2,4)	5.24%
David Morris 60 Mono Way Mill Valley, CA 94941	1,000,001 (2,3,6)	9.57%
Larry Bruce 75 Stinson Avenue Nepean, Ontario, K2H 6N6	546,628 (3,5)	4.99%
Salzwedel Financial Communications, Inc. 1800 SW Blankenship Road, Suite 275 West Linn, OR 97068	561,000	5.37%
Enable Capital Management, LLC One Ferry Building, Suite 255 San Francisco, CA 94111	1,043,707 (7)	9.99%
All Directors and Executive Officers as a Group (3 persons)	2,094,117	19.15%

(1) Applicable percentage ownership is based on 10,451,154 shares of common stock outstanding as of July 7, 2009, together with securities exercisable or convertible into shares of common stock within 60 days of July 7, 2009 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of July 7, 2009 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Director.

(3) Executive Officer.

(4) Includes 13,472 shares of common stock held by spouse and 534,016 shares of common stock held by Nexxt Capital Corp., a corporation controlled by Mr. Munden. Nexxt Capital Corp. also holds 5,433,658 warrants to purchase common stock with exercise prices ranging from $0.055 to $2.10 per share and expiry dates up to December 31, 2013.

(5) Includes 30,802 shares of common stock, 481,540 warrants to purchase common stock and 34,286 shares of common stock held by family members. In addition, Mr. Bruce holds 2,794,617 warrants. The warrants held by Mr. Bruce have exercise prices ranging from $0.055 to $1.05 and expiry dates up to December 31, 2013.

(6) Includes 71,429 shares of common stock held personally and 928,572 shares of common stock held by David Morris Revocable Trust. In addition, Mr. Morris also holds 142,859 warrants and David Morris Revocable Trust holds 4,011,928 warrants. The warrants have exercise prices ranging from $0.055 per share to $0.70 per share and expiry dates up to December 31, 2013.

(7) Mitchell S. Levine is managing member and majority owner of Enable Capital Management, LLC ("Enable"). Enable is the general partner of Enable Growth Partners LP (holds 1,043,707 shares of common stock of the Company).

ACTION 1

TO AUTHORIZE THE FILING OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF THE COMPANY FROM 42,857,143 SHARES TO 5,000,000,000 SHARES

The Company proposes to authorize the Company's Board of Directors to increase the authorized Common Stock of the Company by an amendment to the Company's Articles of Incorporation. The approval of the Amendment will increase the Company's authorized shares of Common Stock to 5,000,000,000. The Company currently has authorized Common Stock of 42,857,143 shares and 10,451,154 shares of Common Stock are issued and outstanding as of the Record Date. The creation of additional shares of authorized Common Stock will not alter the current number of issued shares. The relative rights and limitations of the shares of Common Stock will remain unchanged under this amendment.

The terms of the additional shares of Common Stock will be identical to those of the currently outstanding shares of Common Stock. However, because holders of Common Stock do not have any preemptive or similar rights to subscribe for or purchase any additional shares of Common Stock that may be issued in the future, the issuance of additional shares of Common Stock may, depending on the circumstances, have a dilutive effect on the earnings per share, voting power and other interests of the existing shareholders in the total outstanding shares of Common Stock.

As of the Record Date, a total of 42,857,143 shares of the Company's currently authorized and 10,451,154 shares of Common Stock are issued and outstanding. The increase in the number of authorized but unissued shares of Common Stock would enable the Company, without further shareholder approval, to issue shares to holders of the October Debenture and the October Warrant (as such terms are defined below) upon the conversion of their respective notes and/or exercise of their respective warrants. In addition, it would enable the Company to issue shares without further shareholder approval from time to time, as may be required, for other proper business purposes, such as raising additional capital for ongoing operations, business and asset acquisitions, stock splits and dividends, present and future employee benefit programs and other corporate purposes.

The proposed increase in the authorized number of shares of Common Stock could have a number of effects on the Company's shareholders depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares. The increase could have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of the Company more difficult. For example, additional shares could be issued by the Company so as to dilute the stock ownership or voting rights of persons seeking to obtain control of the Company. Similarly, the issuance of additional shares to certain persons allied with the Company's management could have the effect of making it more difficult to remove the Company's current management by diluting the stock ownership or voting rights of persons seeking to cause such removal. Except as further discussed herein, the Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, and this proposal is not being presented with the intent that it be utilized as a type of anti-takeover device.

Except as described below, there are currently no plans, arrangements, commitments or understandings for the issuance of the additional shares of common stock which are proposed to be authorized:

October 2008 Private Placement

To obtain funding for its ongoing operations, the Company entered into a securities purchase agreement (the "Purchase Agreement"), pursuant to which it issued and sold a $1,666,500 original issue discount senior secured debenture due October 31, 2010 (the "October Debenture") to an accredited investor (the "Purchaser") in a private placement. After deducting the expenses of the private placement, the Company received net proceeds of approximately $1,457,500. The proceeds from the private placement were to be used for working capital purposes. As of July 7, 2009, all of the proceeds have been used for such purposes. Pursuant to the Purchase Agreement, the Purchaser also received a warrant to purchase up to 6,249,375 shares of the Company's common stock (the "October Warrant").

Pursuant to the Purchase Agreement, the Company agreed to hold a special meeting of shareholders or obtain a written consent of shareholders holding in excess of a majority of the Company's issued and outstanding shares of common stock for the purpose of obtaining shareholder approval of the filing of an amendment to the Company's Articles of Incorporation that increases the number of authorized shares of common stock of the Company from 42,857,143 to 500,000,000 (the "Authorized Share Approval") within 120 days following the closing date. In the event that the Company does not obtain the Authorized Share Approval at the first meeting, it is required to call a meeting every 30 days to seek the Authorized Share Approval until the Authorized Share Approval is obtained or the October Debenture or the October Warrant are no longer outstanding. In addition, as of the closing date of the October 2008 Private Placement, the Company was required to obtain agreements from shareholders holding an aggregate of at least 40% of its issued and outstanding common stock to vote in favor of the Authorized Share Approval. As of the closing, the Company obtained agreements from shareholders holding an aggregate of 46.3% of its common stock to vote in favor of the Authorized Share Approval.

In addition, pursuant to the Purchase Agreement, the Company executed a security agreement pursuant to which it granted a security interest and lien on all of its assets (the "Security Agreement"). Pursuant to the Security Agreement, the lien will terminate when the note and all amounts due in connection with the October Debenture are satisfied and all other obligations have been paid, discharged or satisfied in full. The Company's wholly-owed subsidiary, Blink Logic Corp., also entered into a guarantee agreement pursuant to which it guaranteed the obligations of the Company pursuant to the Purchase Agreement and the documents entered into in connection therewith. In addition, as a condition to completing the October 2008 Private Placement, certain previous investors of the Company (the "Prior Purchasers") entered into an agreement with the Company (the "Waiver and Consent Agreement"), pursuant to which the Prior Purchasers consented to the October 2008 Private Placement and agreed to waive certain rights, including but not limited to: their right to participate in future financings. As an additional condition to completing the October 2008 Private Placement, the certain existing creditors of the Company (the "Existing Creditors") entered into an agreement with the Company (the "Intercreditor Agreement"), pursuant to which the Existing Creditors agreed, among other things, that the amounts owed under the October Debenture shall rank senior to amounts owed to the Existing Creditors and any sums currently owing to the Existing Creditors shall rank pari passu with each other.

On April 13, 2009, the Purchaser agreed to amend the Purchase Agreement so that the Company was required to obtain the Authorized Share Approval on or before August 31, 2009.

In connection with the June 2009 Private Placement (as described below), on June 23, 2009, the Purchaser waived any default or breach that may have resulted by way of the Company's failure to receive the Authorized Share Approval as required by the Purchase Agreement. On that date, the Company, the Purchaser and other debt holders of the Company agreed that the Company shall proceed to obtain the Authorized Share Approval no later than thirty (30) days following June 23, 2009.

Subsequent to the June 2009 Private Placement, the Board of Directors of the Company determined that it was in the best interest of the Company to amend the Company's Articles of Incorporation to increase the number of authorized shares of common stock of the Company from 42,857,143 to 5,000,000,000 (rather than to 500,000,000 as required by the Purchase Agreement) to provide sufficient authorized shares of common stock for issuance pursuant to the October 2008 Private Placement, the March 2009 Private Placement, the April 2009 Private Placement, the June 2009 Private Placement and for future business or financial purposes. Authorized but unissued shares of common stock may be used by the Company for any purpose permitted under Nevada law, including but not limited to, paying stock dividends to stockholders, raising capital, providing equity incentives to employees, officers and directors, and entering into transactions that the Board believes provide the potential for growth and profit. Furthermore, the Company may utilize its securities to make future acquisitions. Although

the Company has no present obligation to issue additional shares of common stock (except pursuant to employee benefit plans or outstanding derivative securities as described herein), the Company may, in the future, issue common stock in connection with the activities described above or otherwise. On July 7, 2009, the Company obtained the written consent of ten (10) shareholders holding a majority of the Company's voting stock to increase the number of authorized shares of common stock of the Company from 42,857,143 to 5,000,000,000.

The Original Issue Discount Senior Secured Debenture

The October Debenture is due on October 31, 2010. The initial conversion price (the "Conversion Price") of the Debenture was $0.20 per share. If the Company issues common stock at a price that is less than the effective conversion price, or common stock equivalents with an exercise or conversion price less than the then effective conversion price, the conversion price will be reduced to such price. The April 2009 Private Placement had the effect of reducing the conversion price to $0.15 per share. Pursuant to the June 2009 Private Placement, the conversion price was amended to be the lesser of $0.145 per share or 85% of VWAP for twenty (20) prior trading days. The effective conversion price on June 23, 2009, the closing date of the June 2009 Private Placement, was $0.055335 per share.

The October Debenture contains certain covenants by the Company, including that it will not:

- incur any new indebtedness other than lease obligations or purchase money indebtedness of up to $100,000 and up to $2,500,000 of additional non-equity linked indebtedness
- incur any liens other than liens for taxes and other governmental charges liens incurred, liens incurred in the ordinary course of business or liens associated with permitted indebtedness ;
- other than the amendment proposed hereby, the Company shall not amend its charter documents in any manner that materially and adversely affects rights of the holder;
- repay, repurchase or offer to repay or repurchase more than a de minimis number of shares of its common stock;
- repay, repurchase or offer to repay or repurchase any indebtedness other than regularly scheduled principal and interest payments; and
- not pay cash dividends.

Events of Default under the October Debenture include but are not limited to the following:

- if the Company does not pay the principal amount due on the October Debenture or any liquidated damages and any other amounts owing on the October Debenture when they are due;
- if the Company fails to observe or perform any covenant under the October Debenture;
- if the Company or a significant subsidiary files for bankruptcy;
- if the Company is a party to a change of control transaction or if it disposes of in excess of 33% of its assets;
- if the Company's common stock is not eligible for listing or quotation for trading on a trading market and shall not be eligible to resume listing or quotation for trading thereon within five trading days; and
- if any monetary judgment is entered against the Company in excess of $250,000;

If an event of default occurs, the outstanding principal amount of the October Debenture, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder's election, immediately due and payable in cash at the Mandatory Default Amount (as defined below). Commencing five days after the occurrence of any event of default that results in the eventual acceleration of the October Debenture, the interest rate on shall accrue at a rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.

The Mandatory Default Amount is the sum of (i) the greater of (A) 130% of the outstanding principal amount of the October Debenture, or (B) the outstanding principal amount of the October Debenture divided by the conversion price on the date the Mandatory Default Amount is either (a) demanded (if demand or notice is required to create an event of default) or otherwise due or (b) paid in full, whichever has a lower conversion price, multiplied by the VWAP on the date the Mandatory Default Amount is either (x) demanded or otherwise due or (y) paid in full, whichever has a higher VWAP, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of the Debenture.

October Warrant

The October Warrant initially had an exercise price of $0.20 per share and expires on October 31, 2013. The Purchaser may, following the then-applicable holding period required by Rule 144, exercise the October Warrant on a cashless basis if the shares of common stock underlying the October Warrant are not then registered pursuant to an effective registration statement. In the event the Purchaser exercises the October Warrant on a cashless basis, then the Company will not receive any proceeds. In addition, if the Company issues common stock at a price that is less than the effective exercise price, or common stock equivalents with an exercise or conversion price less than the then effective exercise price, the exercise price will be reduced to such price.

As consideration for an agreement by the Purchaser to waive certain anti-dilution provisions on the October Debenture and the October Warrant that would have had the effect of reducing the conversion price on the October Debenture from $0.20 per share to $0.19 per share and the exercise price on the October Warrant from $0.20 to $0.19 per share as a result of the March 2009 Private Placement, the Company agreed to exchange the October Warrant, from time to time, for a total of 6,249,375 shares of common stock of the Company.

The Purchaser has agreed to restrict their ability to convert the October Debenture or exercise the October Warrant, such that the number of shares of the Company's common stock beneficially owned by them after such conversion or exercised does not exceed 4.99% (the "Beneficial Ownership Limitation"). The holders, upon 61 days written notice to the Company, may increase the Beneficial Ownership Limitation provided that it does not exceed 9.99% of the Company's common stock. Effective June 11, 2009, the Purchaser increased its Beneficial Ownership Limitation to 9.99%.

March 2009 Private Placement

On March 23, 2009, the Company issued and sold $560,000 of its 10% Secured Promissory Notes (the "March Notes") for cash proceeds of $560,000 to accredited investors (the "March Purchasers") in a private placement.

The March Notes were originally due on June 30, 2009. Pursuant to the June 2009 Amendment Agreement (as described below), the maturity date of the March Notes was extended to October 31, 2010. The initial conversion price of the March Notes was $0.19 per share. Pursuant to the June 2009 Amendment Agreement, the conversion price was amended to be the lesser of $0.145 per share or 85% of VWAP for twenty (20) prior trading days. The effective conversion price on June 23, 2009, the closing date of the June 2009 Private Placement, was $0.055335 per share. The March Notes were to initially bear interest at the rate of 10% per annum payable on October 31, 2010 unless the interest was due on an earlier date in accordance with the terms of the March Notes. Pursuant to the June 2009 Amendment Agreement, interest shall be payable on the outstanding March Notes at the rate of (i) 0% per annum from June 23, 2009 until December 31, 2009 and (ii) 10% per annum, payable quarterly from January 1, 2010 until the Maturity Date.

The March Notes are a further advance under the terms of the Security Agreement and are secured by the security interest granted under the Security Agreement.

Events of default under the March Notes include but are not limited to the following:

- if the Company does not pay the principal amount or interest due on the March Notes;
- if the Company or any of its subsidiaries fails to observe or perform any obligation or breaches any term or provision under the March Notes;
- if the Company or any of its subsidiaries defaults on any of its obligations under any other indebtedness owing to the March Purchasers or other parties;
- if the Company or a significant subsidiary files for bankruptcy; or
- if the Company is a party to a change of control transaction or if it disposes of in excess of 33% of its assets.

If an event of default occurs, the outstanding principal amount of the March Notes, plus interest and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder's election, immediately due and payable in cash. Commencing five days after the occurrence of any event of default that results in the eventual acceleration of the March Notes, the interest rate on the March Notes shall accrue at a rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.

As consideration for an agreement by the March Purchasers to waive certain anti-dilution provisions on $7,403,000 of debentures and 10,346,876 warrants previously issued to the March Purchasers that would have had the effect of reducing the conversion price on the $7,403,000 of debentures from $0.20 per share to $0.19 per share and the exercise price on the 10,346,876 warrants from $0.20 to $0.19 per share, the Company agreed to exchange all of the warrants, from time to time, for a total of 10,346,876 shares of common stock of the Company. On June 22, 2009, 2,114,000 of the warrants were exchanged for 2,114,000 shares of common stock of the Company.

Letter Agreements dated March 24, 2009

On August 21, 2008, the Company issued and sold debentures having a total principal amount of $522,200 (the "August Debentures") to accredited investors (the "August Holders") in a private placement. The initial conversion price on the August Debentures was $1.96. The conversion price was reduced to $0.20 per share on October 31, 2008 and $0.15 per share on April 29, 2009. Pursuant to the June 2009 Amendment Agreement, the conversion price was amended to be the lesser of $0.145 per share or 85% of VWAP for twenty (20) prior trading days. The effective conversion price on June 23, 2009, the closing date of the June 2009 Private Placement, was $0.055335 per share. The August Debentures were originally due on August 20, 2010. Pursuant to the June 2009 Amendment Agreement, the maturity date of the August Debentures was extended to October 31, 2010. In addition, the August Holders also received warrants on August 21, 2008 to purchase 372,999 shares of the Company's common stock (the "August Warrants").

Pursuant to Letter Agreements dated March 24, 2009, by and between the Company and the August Holders, the definition of monthly redemption amount ("Monthly Redemption Amount") in the August Debentures was revised for each August Holder. In addition, the definition of monthly redemption date ("Monthly Redemption Date") in the August Debentures was amended and restated as follows: "Monthly Redemption Date" means October 19, 2009, and the 19th calendar day of each month thereafter, and terminating upon the full redemption of this Debenture." Pursuant to the June 2009 Amendment Agreement, no principal payments are due on the August Debentures until the maturity date on October 31, 2010.

- As consideration for the amendment to the Monthly Redemption Amount and the Monthly Redemption Date described above and an agreement by the August Holders to waive certain anti-dilution provisions in the August Debentures and the August Warrants as a result of the issuance of the March Notes that would have had the effect of reducing the conversion price on the August Debentures from $0.20 per share to $0.19 per share and the exercise price on the August Warrants from $0.20 to $0.19 per share, the Company agreed to exchange all of the August Warrants, from time to time, for a total of 372,999 shares of common stock of the Company. Subsequent to March 24, 2009, the August Holders exchanged the 372,999 August Warrants for 372,999 shares of common stock of the Company.

April 2009 Private Placement

On April 29, 2009, the Company issued and sold $400,000 of its 10% Secured Promissory Notes due June 30, 2009 (the "April Notes") for cash proceeds of $400,000 to accredited investors (the "April Purchasers") in a private placement.

The April Notes were originally due on June 30, 2009. Pursuant to the June 2009 Amendment Agreement, the maturity date of the April Notes was extended to October 31, 2010. The initial conversion price of the April Notes was $0.15 per share. Pursuant to the June 2009 Amendment Agreement, the conversion price was amended to be the lesser of $0.145 per share or 85% of VWAP for twenty (20) prior trading days. The effective conversion price on June 23, 2009, the closing date of the June 2009 Private Placement, was $0.055335 per share. The April Notes were to initially bear interest at the rate of 10% per annum payable on June 30, 2009 unless the interest was due on an earlier date in accordance with the terms of the April Notes. Pursuant to the June 2009 Amendment Agreement, interest shall be payable on the outstanding March Notes at the rate of (i) 0% per annum from June 23, 2009 until December 31, 2009 and (ii) 10% per annum, payable quarterly from January 1, 2010 until the Maturity Date.

The April Notes are a further advance under the terms of the Security Agreement and are secured by the security interest granted under the Security Agreement.

Events of default under the April Notes include but are not limited to the following:

- if the Company does not pay the principal amount or interest due on the April Notes;
- if the Company or any of its subsidiaries fails to observe or perform any obligation or breaches any term or provision under the April Notes;

- if the Company or any of its subsidiaries defaults on any of its obligations under any other indebtedness owing to the April Purchasers or other parties;
- if the Company or a significant subsidiary files for bankruptcy; or
- if the Company is a party to a change of control transaction or if it disposes of in excess of 33% of its assets.

If an event of default occurs, the outstanding principal amount of the April Notes, plus interest and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder's election, immediately due and payable in cash. Commencing five days after the occurrence of any event of default that results in the eventual acceleration of the April Notes, the interest rate on the April Notes shall accrue at a rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.

June 2009 Private Placement

On June 23, 2009 (the "Closing Date"), the Company issued and sold convertible debentures ("June 2009 Debentures") having an aggregate principal amount of $575,000 to accredited investors ("June Purchasers") in a private placement pursuant to a Debenture Purchase Agreement (the "Debenture Purchase Agreement"). The aggregate amount of proceeds received from the sale of the June 2009 Debentures was $500,000. The rights and obligations of the purchasers of the June 2009 Debentures and the shares of the Company's common stock issuable under the June 2009 Debentures is identical to the October Debenture and underlying shares issuable pursuant to the Purchase Agreement. The obligations of the Company under the Debenture Purchase Agreement are subject to the security interest granted by the Company and its subsidiaries pursuant to the Security Agreement and a Subsidiary Guarantee, dated October 31, 2008, by and among the Company, its subsidiaries and the secured parties thereto.

The June 2009 Debenture is an original issue discount secured convertible debenture and does not bear interest. It is due on October 31, 2010.

The conversion price in effect on any conversion date is equal to the lessor of $0.145 (subject to adjustment) and 85% of the lowest VWAP during the 20 Trading Days immediately prior to the applicable conversion date (subject to adjustment).

The June 2009 Debentures contain certain covenants by the Company, including that:

- other than certain permitted liens, the Company shall not and not permit its subsidiaries to enter into or incur any liens and shall not permit any subsidiary to incur indebtedness other than certain permitted indebtedness and certain permitted liens;
- the Company shall not amend its charter documents in any manner that materially and adversely affects rights of the holder; and
- the Company shall not pay cash dividends.

Events of Default under the June 2009 Debentures include but are not limited to the following:

- If the Company does not pay the principal amount due on the June 2009 Debentures or any other debentures issued by the Company or any liquidated damages and any other amounts owing to the holder on the June 2009 Debentures or any other debentures issued by the Company when they are due; and
- If the Company fails to perform any covenant.

If an Event of Default occurs, the outstanding principal amount of the June 2009 Debentures, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder's election, immediately due and payable in cash at the Mandatory Default Amount (as subsequently defined). Commencing five days after the occurrence of any event of default that results in the eventual acceleration of the June 2009 Debentures, the interest rate on the June 2009 Debentures shall accrue at a rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.

The Mandatory Default Amount is the sum of (i) the greater of (A) 130% of the outstanding principal amount of the June 2009 Debentures, or (B) the outstanding principal amount of the June 2009 Debentures divided by the conversion price on the date the Mandatory Default Amount is either (a) demanded (if demand or notice is required to create an Event of Default) or otherwise due or (b) paid in full, whichever has a lower conversion price, multiplied by the VWAP (as defined in the June 2009 Debentures) on the date the Mandatory Default Amount is either (x) demanded or otherwise due or (y) paid in full, whichever

has a higher VWAP, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of the June 2009 Debentures.

June 2009 Amendment Agreement

On June 23, 2009, the Company, the Purchaser, Prior Purchasers, March Purchasers and April Purchasers (collectively "Debt Holders") entered into an Amendment Agreement (the "Amendment"). Pursuant to the Amendment, the Debt Holders waived any defaults or breaches that may have resulted because the Company has not yet received Authorized Share Approval. The Company also agreed to seek shareholder approval to amend its certificate of incorporation to increase the number of shares it is authorized to issue by July 23, 2009. Pursuant to the Amendment, the Company agreed to issue to each Debt Holder in exchange for each Debt Holder's debenture, an amended and restated debenture ("Amended and Restated Debentures") with a principal amount equal to the principal amount of such Debt Holders current debenture multiplied by 1.15. Pursuant to the Amendment, the Maturity Date of each of the Amended and Restated Debentures was extended until October 31, 2010. Additionally, interest shall be payable on the outstanding March Notes and April Notes, as amended by the Amendment, at the rate of (i) 0% per annum from the date hereof until December 31, 2009 and (ii) 10% per annum, payable quarterly from January 1, 2010 until the Maturity Date.

Pursuant to the Amendment, the conversion price of the Amended and Restated Debentures was amended (including the March Notes and April Notes) so that the conversion price in effect on any conversion date was the lesser of $0.145 per share and 85% of the lowest VWAP during the 20 trading days immediately prior to the applicable conversion date.


ADDITIONAL INFORMATION


We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-K and 10-Q with the Securities and Exchange Commission. Reports and other information filed by us can be inspected and copied at the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval System.


FINANCIAL STATEMENTS


The Company filed its Annual Report for this fiscal year ended December 31, 2008 on Form 10-K with the Securities and Exchange Commission on April 16, 2009 and subsequently amended such filing on April 23, 2009. The Company filed its Quarterly Report on Form 10-Q for the period ended March 31, 2009 with the Securities and Exchange Commission on May 20, 2009. Copies of the Annual Report and amendment and the Quarterly Report are available on the internet at *http://_____.*

Copies of our Annual Report and Quarterly Report (including Exhibits) are also available free of charge in print to investors who request them in writing from the Company's Secretary (at the address on the cover page). Filings which the Company makes with the Securities and Exchange Commission also contain additional information and may be obtained on the SEC's website at www.sec.gov.

By Order of the Board of Directors,

San Rafael, California
*, 2009

/s/ Edward Munden
Chairman,

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

<u>**Certificate of Amendment to Articles of Incorporation**</u>
<u>**For Nevada Profit Corporations**</u>
(Pursuant to NRS 78.385 and 78.390 After Issuance of Stock)

1.   Name of Corporation:

Blink Logic Inc.

2.   The articles have been amended as follows: (provide article numbers, if available)

Article IV is hereby deleted in its entirety and replaced with the following:

The total number of shares of Common Stock that the corporation will have the authority to issue is five billion (5,000,000,000). The shares shall have par value of $.001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Preferred Stock that the corporation will have the authority to issue is ten million (10,000,000) shares. The Preferred Stock will have no stated value and par value of $.001 per share. The Preferred Stock shall be entitled to preference over the Common Stock with respect to the distribution of assets of the corporation in the event of liquidation, dissolution, or winding-up of the corporation, whether voluntary or involuntary, or in the event of any other dissolution of assets of the corporation among its stockholders for the purposes of winding-up its affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series form time to time by one or more resolutions adopted by the Board of Directors. The Directors is their sole discretion shall have the power to determine the relative powers, preferences and rights of each series of Preferred Stock.

3.   The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

The amendment has been approved by stockholders holding an aggregate of 50.24% of the corporation's Common Stock.

4.   Effective date of filing: (optional)

September __, 2009

5.   Signature: (required)

X_____
Signature of Officer